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                            May 24, 2022

       Tin Lung David Leung
       President and Chief Executive Officer
       New Momentum Corp.
       150 Cecil Street, #08-01
       Singapore 069543

                                                        Re: New Momentum Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed May 6, 2022
                                                            File No. 333-257302

       Dear Mr. Leung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed May 6, 2022

       Cover Page

   1. We note your response to comment 1, as well as your amended disclosure. Please also include this new
disclosure in your prospectus summary. Additionally:

                                                              We note your
disclosure that "trading in [y]our securities may be prohibited under the
                                                            HFCAA or the
Accelerating Holding Foreign Companies Accountable Act . . . ."
                                                            Please remove the
reference to the Accelerating Holding Foreign Companies
                                                            Accountable Act in
this instance, as such act has not yet been enacted.
 Tin Lung David Leung
FirstName  LastNameTin
New Momentum    Corp. Lung David Leung
Comapany
May        NameNew Momentum Corp.
     24, 2022
May 24,
Page 2 2022 Page 2
FirstName LastName
                Please identify Total Asia Associates PLT as your prior auditor and address the
              applicability of the discussion here to such auditor, as your disclosure here appears to only pertain to your current auditor, J&S Associates.

                On page 46 under the heading entitled "Changes In and
Disagreements with
              Accountants on Accounting and Financial Disclosure," please disclose the change in accounting firms, as it appears that you changed your firm to J&S Associates.
2.       We note your response to comment 2, as well as your amended disclosure in the
         prospectus summary. On the cover page, please also provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed, including those earnings transferred under the
         Cooperation Agreement by Gagfare Limited to JJ Explorer Tours Limited. State whether any transfers, dividends, or distributions have been made to date, including the transfers to
         JJ Explorer Tours Limited. Provide cross-references to the consolidated financial statements, and also include such cross-reference in the corresponding discussion in your prospectus summary.
3. We note your disclosure that "the majority of [y]our operations are conducted in Hong
         Kong." Please also disclose prominently on the prospectus cover page that you are not a
         Chinese or Hong Kong operating company but a Singapore holding company with operations conducted by your subsidiaries in Hong Kong and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Last, for each of the risks related to doing business in China discussed on the cover page, please provide particular cross-references to the individual corresponding risk factor discussed in your
         Risk Factors section.
4. We note your disclosure that "three of [y]our subsidiaries are Hong Kong entities."
         Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your holding company does not conduct operations, and disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Last, ensure consistency with your defined terms disclosure at the top of page54 and revise as necessary. In this regard, we note your disclosure that references to the registrant are to New Momentum Corporation and
         GridIron Ventures, Inc., its wholly-owned subsidiary, but you only discuss GridIron
         Ventures, Inc. in this one instance and do not identify your other subsidiaries, such as
         Nemo Holding Company Limited and Gagfare Limited.
 Tin Lung David Leung
FirstName  LastNameTin
New Momentum    Corp. Lung David Leung
Comapany
May        NameNew Momentum Corp.
     24, 2022
May 24,
Page 3 2022 Page 3
FirstName LastName
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and/or assets in the business is in Hong Kong or your Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions. If you have any other cash management policies that dictate how funds are transferred between you and your subsidiaries (e.g., contractual policies), summarize the policies on your cover page and in the prospectus summary, and include a cross-reference on the cover page to the discussion in the prospectus summary.
Prospectus Summary, page 5

6. Provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors will hold their interest and the entity(ies) in which the company's operations are conducted.
7. We note your disclosure on page 7 that you "face risks and uncertainties in doing business in China, including . . . ." For each summary risk factor listed, please ensure there is
         corresponding disclosure in your "Risk Factors" section and include a cross-reference here to the relevant individual detailed risk factor.
8. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Permissions under Hong Kong Law and PRC Law, page 7

9. We note your response to comment 3, as well as your amended disclosure. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you "and [y]our subsidiaries are not required to obtain permission or approval from the Hong Kong and PRC authorities, including China Securities Regulatory
         Commission (   CSRC   ), Cyberspace Administration of China (   CAC
) and/or any other
         entity that is required to approve [y]our operations other than the standard annual check with local administration bureau." If true, state as much and explain why such an opinion was not obtained. In particular, explain the basis for your conclusion that you are not required to obtain approval from the CAC. Make conforming changes to your risk factor entitled "Compliance with China's new Data Security Law . . . " beginning on page 17.
10. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or
 Tin Lung David Leung
New Momentum Corp.
May 24, 2022
Page 4
      interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors
Risks Related to Doing Business in the People's Republic of China, page 16

11.   Given the Chinese government   s significant oversight and discretion
over the conduct of
      your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
General

12. To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals in your section entitled "Directors, Executive Officers, Promoters and Control Persons," and (ii) include a separate "Enforceability" section, consistent with
      Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.
       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                            Sincerely,
FirstName LastNameTin Lung David Leung
                                                            Division of
Corporation Finance
Comapany NameNew Momentum Corp.
                                                            Office of Trade &
Services
May 24, 2022 Page 4
cc:       Thomas E. Puzzo, Counsel
FirstName LastName